UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton
5650 Yonge Street, 5th Floor
Toronto, Ontario M2M 4H5
(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 179,078,398

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 179,078,398

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,078,398

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.1%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003, Amendment No. 2 on September 30, 2003, Amendment No. 3 on April 26, 2004, Amendment No. 4 on April 29, 2004, Amendment No. 5 on July 16, 2004, Amendment No. 6 on October 15, 2004, Amendment No. 7 on January 3, 2005, Amendment No. 8 on November 16, 2005, Amendment No. 9 on January 4, 2006, Amendment No. 10 on February 3, 2006 and Amendment No. 11 on February 21, 2007 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”).  The principal executive offices of the Issuer are located at 575 West Street, Suite 110, Mansfield, Massachusetts 02048.

Item 2.	Identity and Background

Item 2 is hereby restated in its entirety as follows:

(a)   This Amendment is being filed by the Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) – (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)  Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 5, 2007, Cameron 1 S.a.r.l. (“Parent”), Cameron Acquisitions Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), and Samsonite Corporation (the “Company”) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), which provides that Merger Sub will be merged with and into the Company, with the Company as the surviving corporation after such merger (the “Merger”).

In connection with the execution of the Merger Agreement, Parent required certain stockholders of the Company who beneficially or of record hold an aggregate of approximately 85% of the outstanding shares of Company common stock, including Teachers (the “Principal Shareholders”), to enter into a written consent and voting agreement (the “Written Consent and Voting Agreement”).  Pursuant to this Written Consent and Voting Agreement, the Principal Shareholders agreed, subject to the terms and conditions of the Written Consent and Voting Agreement, to deliver written consents to Parent approving, and to grant Parent and its designee an irrevocable proxy to vote their shares in favor of, the Merger, the Merger Agreement and the transactions contemplated thereby.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

(a) – (b)  As of the date of this Amendment, Teachers is the beneficial owner of an aggregate of 179,078,398 shares of Common Stock (comprised of 179,006,708 shares of Common Stock and 5,000 warrants currently exercisable for 71,690 shares of Common Stock) representing approximately 24.1% of the shares of Common Stock outstanding, which percentage is calculated based upon 742,081,724 shares of Common Stock reported to be outstanding by the Issuer as of June 8, 2007, as adjusted pursuant to Rule 13d-3(d)(1).  Teachers has sole voting and dispositive power over all of the shares of Common Stock.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any shares of Common Stock.  The aggregate amount of Common Stock beneficially owned by Teachers has not changed, but the amount of such Common Stock is amended due to an updated warrant conversion calculation. This Amendment reflects the actual number and percentage beneficially owned by Teachers.

(c)   Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, other than the transactions described herein.

(d)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 5, 2007, Parent and the Principal Shareholders entered into the Written Consent and Voting Agreement in which the Principal Shareholders agreed, pursuant to the terms and conditions set forth therein, to deliver written consents to Parent approving, and to grant Parent and its designee an irrevocable proxy to vote their shares in favor of, the Merger, the Merger Agreement and the transactions contemplated thereby.

Item 7.	Material to Be Filed as Exhibits

Exhibit 15 — Written Consent and Voting Agreement, dated July 5, 2007, by and among Cameron 1 S.a.r.l., Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., Bain Capital (Europe) L.P. and Ontario Teachers’ Pension Plan Board.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 10, 2007

ONTARIO TEACHERS’ PENSION PLAN BOARD, an Ontario, Canada corporation

By:
Name:	Roger Barton
Title:	Vice-President, General Counsel and Secretary

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board (“Teachers”), each of whom is a citizen of Canada.

NAME	RESIDENCE OR BUSINESS ADDRESS	OCCUPATION OR EMPLOYMENT

Jill Denham	36 Bayview Wood	Former Vice-Chair, CIBC Retail Markets
(Director)	Toronto, ON M4N 1R7

Helen Kearns	71 Hudson Drive	President of R.S. Bell & Associates
(Director)	Toronto, ON M4T 2K2

Hugh Mackenzie	418 Markham Street	Economic Consultant
(Director)	Toronto, ON M6G 2L2

Louis Martel	Greystone Managed Investments Inc.	Vice-President, Greystone Managed
(Director)	Canada Trust Tower, BCE Place	Investments Inc.
Toronto, ON M5J 2S1

Guy Matte	7083 Notre-Dame	Former Executive Director of the
(Director)	Orleans, ON K1C 1J1	Association des enseignantes et des enseignants franco-ontariens

Eileen Mercier	199 Cranbrooke Avenue	Former Senior Vice-President and
(Chairperson)	Toronto, ON M5M 1M6	Chief Financial Officer of Abitibi-Price Inc.

Sharon Sallows	40 Edgar Avenue	Partner, Ryegate Capital Corporation
(Director)	Toronto, ON M4W 2A9

William Swirsky	71 Constance Street	Consultant
(Director)	Toronto, ON M6R 1S5

Jean Turmel	Perseus Capital Inc.	President, Perseus Capital Inc.
(Director)	1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2

Roger Barton	5650 Yonge Street, 5th Floor	Vice-President, General Counsel &
	Toronto, ON M2M 4H5	Secretary of Teachers

Robert Bertram	5650 Yonge Street, 5th Floor	Executive Vice-President, Investments
	Toronto, ON M2M 4H5	of Teachers

John Brennan	5650 Yonge Street, 5th Floor	Vice-President, Human Resources &
	Toronto, ON M2M 4H5	Public Affairs of Teachers

Russ Bruch	5650 Yonge Street, 5th Floor	Vice-President, Investment Operations
	Toronto, ON M2M 4H5	& Chief Information Officer of Teachers

Stephen Dowd	5650 Yonge Street, 5th Floor	Vice-President, Infrastructure of
	Toronto, ON M2M 4H5	Teachers

Zev Frishman	5650 Yonge Street, 5th Floor	Vice-President, Structured Portfolios
	Toronto, ON M2M 4H5	& External Managers of Teachers

Brian Gibson	5650 Yonge Street, 5th Floor	Senior Vice-President, Public
	Toronto, ON M2M 4H5	Equities of Teachers

Dan Houle	5650 Yonge Street, 5th Floor	Vice-President, Business Solutions
	Toronto, ON M2M 4H5	Investment I&T of Teachers

Wayne Kozun	5650 Yonge Street, 5th Floor	Vice-President, Tactical Asset
	Toronto, ON M2M 4H5	Allocation of Teachers

Claude Lamoureux	5650 Yonge Street, 5th Floor	President and Chief Executive Officer
	Toronto, ON M2M 4H5	of Teachers

Jim Leech	5650 Yonge Street, 5th Floor	Senior Vice-President, Teachers’
	Toronto, ON M2M 4H5	Private Capital of Teachers

NAME	RESIDENCE OR BUSINESS ADDRESS	OCCUPATION OR EMPLOYMENT

Peter Maher	5650 Yonge Street, 5th Floor	Vice-President, Audit Services of
	Toronto, ON M2M 4H5	Teachers

Rosemarie McClean	5650 Yonge Street, 5th Floor	Senior Vice-President Member Services
	Toronto, ON M2M 4H5	of Teachers

David McGraw	5650 Yonge Street, 5th Floor	Vice-President and Chief Financial
	Toronto, ON M2M 4H5	Officer of Teachers

Dean Metcalf	5650 Yonge Street, 5th Floor	Vice-President, Teachers’ Private
	Toronto, ON M2M 4H5	Capital of Teachers

Ron Mock	5650 Yonge Street, 5th Floor	Vice-President, Alternative
	Toronto, ON M2M 4H5	Investments of Teachers

Phil Nichols	5650 Yonge Street, 5th Floor	Vice-President, IT Member Services of
	Toronto, ON M2M 4H5	Teachers

Neil Petroff	5650 Yonge Street, 5th Floor	Senior Vice-President, Tactical Asset
	Toronto, ON M2M 4H5	Allocation & Alternative Investments of Teachers

Sean Rogister	5650 Yonge Street, 5th Floor	Senior Vice-President, Fixed Income
	Toronto, ON M2M 4H5	of Teachers

Lee Sienna	5650 Yonge Street, 5th Floor	Vice-President, Teachers’ Private
	Toronto, ON M2M 4H5	Capital of Teachers

Andrew Spence	5650 Yonge Street, 5th Floor	Vice-President, and Chief Economist
	Toronto, ON M2M 4H5	of Teachers

Erol Uzumeri	5650 Yonge Street, 5th Floor	Vice-President, Teachers’ Private
	Toronto, ON M2M 4H5	Capital of Teachers

Alan Wilson	5650 Yonge Street, 5th Floor	Vice-President, Fixed Income Credit
	Toronto, ON M2M 4H5	of Teachers

Rosemary Zigrossi	5650 Yonge Street, 5th Floor	Vice-President, Venture Capital of
	Toronto, ON M2M 4H5	Teachers

Barbara Zvan	5650 Yonge Street, 5th Floor	Senior Vice-President, Asset Mix &
	Toronto, ON M2M 4H5	Risk of Teachers